Exhibit 23.1

Consent of KPMG LLP

Independent Registered Public Accounting Firm

The Board of Directors

Rackspace Hosting, Inc.:

We consent to the incorporation by reference in this registration statement (No. 333-153009) on Form S-8 of Rackspace Hosting, Inc. of our report dated April 24, 2008, with respect to the consolidated balance sheets of Rackspace Hosting, Inc. as of December 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and related financial statement schedule II, which report appears in the registration statement (No. 333-150469) on Form S-1 of Rackspace Hosting, Inc.

/s/ KPMG LLP

San Antonio, Texas

February 3, 2009